Exhibit 99.1

MicroAlgo Inc. Announces Results of its 2024 Extraordinary Meeting of the Shareholders

Shenzhen, China, March 19, 2024 – MicroAlgo Inc. (NASDAQ: MLGO), (the “Company”), today announced that its 2024 Extraordinary General Meeting of the Shareholders (the “EGM”) was duly held on March 15, 2024, at the Company’s headquarters in Shenzhen, China. At the EGM, the following proposals were approved and adopted:

1.	THAT with effect immediately, every ten (10) issued and unissued ordinary shares of a nominal or par value of US$0.001 each in the capital of the Company (the “Existing Shares”) be consolidated into one (1) share of a nominal or par value of US$0.01 each (each a “Consolidated Share”), and such Consolidated Shares shall rank pari passu in all respects with each other in accordance with the Company’s currently effective memorandum and articles of association (the “Share Consolidation”) such that following the Share Consolidation the authorized share capital of the Company will be changed

FROM US$200,000 divided into 200,000,000 shares of a nominal or par value of US$0.001 each

TO US$200,000 divided into 20,000,000 shares of a nominal or par value of US$0.01 each.

2.	THAT immediately following the Share Consolidation, the authorized share capital of the Company be increased FROM US$200,000 divided into 20,000,000 shares of a nominal or par value of US$0.01 each

TO US$2,000,000 divided into 200,000,000 shares of a nominal or par value of US$0.01 each (the “Share Capital Increase”), by the creation of an additional 180,000,000 shares of a nominal or par value of US$0.01 each to rank pari passu in all respects with the existing shares in the capital of the Company.

At the open of business on March 22, 2024, the Company’s ordinary shares will trade on a split-adjusted basis on the Nasdaq Capital Markets with a new assigned CUSIP number of G6077Y202.

When the Share Consolidation becomes effective, every ten (10) share of the Company’s issued and outstanding Ordinary Shares will be combined into one (1) issued and outstanding Ordinary Share. This will reduce the number of outstanding Ordinary Shares from 76,147,448 shares to approximately 7,614,745 shares, after giving effect to the treatment of fractional shares described below.

No fractional shares will be issued in connection with the Share Consolidation. Shareholders who would otherwise receive a fraction of an Ordinary Shares resulting from the Share Consolidation will be rounded up to the nearest whole number of shares.

The Reverse Stock Split is undertaken with the objective of meeting the minimum $1.00 per share requirement for maintaining the listing of the Ordinary Shares on NASDAQ.

Furthermore, following the Reverse Stock Split, the Exercise Price of the Company’s Warrants to purchase Ordinary Shares will be adjusted from $11.50 to $115.00 pursuant to the Warrant Agreement

Additional information about the reverse stock split can be found in the Company’s Notice of Extraordinary General Meeting to the Shareholders and proxy statement furnished to the Securities and Exchange Commission on February 29, 2024, a copy of which is available at www.sec.gov.

About MicroAlgo Inc.

MicroAlgo Inc. is dedicated to the development and application of bespoke central processing algorithms. MicroAlgo provides comprehensive solutions to customers by integrating central processing algorithms with software or hardware, or both, thereby helping them to increase the number of customers, improve end-user satisfaction, achieve direct cost savings, reduce power consumption, and achieve technical goals. The range of MicroAlgo’s services includes algorithm optimization, accelerating computing power without the need for hardware upgrades, lightweight data processing, and data intelligence services. MicroAlgo’s ability to efficiently deliver software and hardware optimization to customers through bespoke central processing algorithms serves as a driving force for MicroAlgo’s long-term development.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking statements.” Forward-looking statements are subject to numerous conditions, many of which are beyond the control of MicroAlgo, including those set forth in the Risk Factors section of MicroAlgo’s Annual Report on Form 10-K and Definitive Proxy Statement on Schedule 14A filed with the SEC. Copies are available on the SEC’s website, www.sec.gov. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, MicroAlgo’s expectations with respect to future performance and anticipated financial impacts of the business transaction.

MicroAlgo undertakes no obligation to update these statements for revisions or changes after the date of this release, except as may be required by law.

Such forward-looking statements relate to future events or future performance, but reflect the parties’ current beliefs, based on information currently available. Certain of these factors are outside the parties’ control and may be difficult to predict. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements. Factors that may cause such differences include: business conditions; natural disasters; changing interpretations of U.S. Generally Accepted Accounting Principles; outcomes of government reviews; inquiries and investigations and related litigation; continued compliance with government regulations; changes in legislation or regulatory environments, requirements or changes adversely affecting the businesses of MicroAlgo, including but not limited to the difficulties in maintaining and managing continued growth; restrictions on the ability to make dividend payments; general economic conditions; geopolitical events and regulatory changes; and the failure to maintain the listing of MicroAlgo’s securities on the Nasdaq Stock Market.

The foregoing list of factors is not exclusive. Additional information concerning these and other risk factors are contained in MicroAlgo’s filings with the SEC. Readers are cautioned not to place undue reliance upon any forward-looking statements in this press release, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to publicly update or revise any forward-looking statements in this press release to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based, except as may be required by law. Nothing contained herein constitutes or will be deemed to constitute a forecast, projection or estimate of the future financial performance of the Company following the closing of the Business Combination or otherwise.

Contact

ir@micoralgor.com